Exhibit (a)(1)(L)(ii)
[If Participant elected & HAS exercised any discount option in 2006/2007, please direct them to this screen.]
ATMEL CORPORATION
FORM OF ACKNOWLEDGMENT OF RECEIPT OF ELECTION FORM

					Number of		Repriced and
			Revised		Outstanding		Increased Exercise
Option	Original	Original Grant	Measurement	Revised	Eligible	Expiration	Price of All Eligible
Number	Grant Date	Price	Date	Grant Price	Options	Date	Options	Did Not Amend
							o Repriced o Repriced o Repriced o Repriced o Repriced o Repriced	o Did not amend o Did not amend o Did not amend o Did not amend o Did not amend o Did not amend
Please note that you may withdraw this election by submitting a properly completed and signed withdrawal form prior to the closing date which will be 9:00 p.m., Pacific Time, December 21, 2007, unless we extend the offer. Any questions or requests for assistance should be directed to Carol Pleva, Manager, Stock Administration via telephone at (408) 487-2731 or via e-mail at Carol.Pleva@atmel.com
Please note that our receipt of your election form is not by itself an acceptance of the eligible option. For purposes of the offer, Atmel Corporation will have accepted those eligible option(s) properly tendered pursuant to the offer and not otherwise withdrawn only when Atmel Corporation gives written or electronic notice to the option holders generally of its acceptance of such options. Such notice may be made by press release, e-mail or other method of communication. Atmel Corporation’s formal acceptance is expected to take place immediately following the closing date of the offer.